

03053470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65442

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C. JUL 30 2003

REPORT FOR THE PERIOD BEGINNING 06/01/02 (MM/DD/YY) AND ENDING 05/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BE Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9211 Forest Hill Avenue, Suite 202
(No. and Street)

Richmond (City) VA (State) 23235 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston (651)665-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED AUG 07 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Koskie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BE Financial Solutions, LLC, as of May 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



CHRISTA SULLIVAN
NOTARY PUBLIC - MINNESOTA
MY COMMISSION

Notary Public

Signature

Secretary
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
B E Financial Solutions, LLC:

We have audited the accompanying statement of financial condition of B E Financial Solutions, LLC (the Company) as of May 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B E Financial Solutions, LLC as of May 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

July 3, 2003



B E FINANCIAL SOLUTIONS, LLC
Statement of Financial Condition
May 31, 2003

Assets

Cash	$	29,495
Commissions receivable		1,127
	$	30,622

Liabilities and Members' Equity

Liabilities:

Due to Minnesota Life	$	3,193
Due to Virginia Asset Management		200
		3,393

Members' Equity:

Members cumulative contributions		25,000
Cumulative earnings		2,229
		27,229
	$	30,622

See accompanying notes to financial statements

B E FINANCIAL SOLUTIONS, LLC
Statement of Operations
For the year ended May 31, 2003

Revenues		
Commission income	$	17,984
		17,984
Expenses		
Filing fees		6,504
Audit fees		4,000
Accounting services fees		3,150
Rent		1,200
Bank charges		278
Insurance expense		250
Legal fees		98
		15,480
Net income	$	2,504

See accompanying notes to financial statements

B E FINANCIAL SOLUTIONS, LLC
Statement of Changes in Members' Equity
For the year ended May 31, 2003

	Securian	Brown, Edwards, & Company LLP	Total
Balance at May 31, 2002	$ 12,486	$ 12,239	$ 24,725
Capital contributions	0	0	0
Net income	125	2,379	2,504
Balance at May 31, 2003	$ 12,611	$ 14,618	$ 27,229

See accompanying notes to financial statements

B E FINANCIAL SOLUTIONS, LLC
Statement of Cash Flows
For the year ended May 31, 2003

Cash flows from operating activities:	
Net income	$ 2,504
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(1,127)
Decrease in due to Securian Financial Services, Inc.	(802)
Increase in other payables	3,193
Net cash provided by operating activities	3,768
Cash flows from financing activities:	
Capital contributions	0
Increase in cash	3,768
Cash at beginning of year	25,727
Cash at end of year	$ 29,495

See accompanying notes to financial statements

B E FINANCIAL SOLUTIONS, LLC

Notes to Financial Statements

May 31, 2003

(1) Nature of Business

B E Financial Solutions, LLC (the Company) was formed as a limited liability company on August 31, 2001, and commenced operations on November 19, 2001. The Company is a joint venture between Securian Financial Services, Inc. (Securian), a minority unit holder, and Brown, Edwards & Company LLP. Securian owns 5 class B units, which represent 49% of the voting rights in the Company, and Brown, Edwards & Company LLP owns 95 class A units, which represent 51% of the voting rights.

The Company was formed to offer financial and estate planning services and seminars to the public and certain professional firm clients. The Company will ultimately aid in the sale of insurance and investment products to their clients. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently.

(2) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company incurred expenses of $802 and $198 for the years ended May 31, 2002 and May 31, 2003, respectively, for legal and other consulting expenses allocated from Securian that were incurred to form the Company and obtain all regulatory approvals required to operate the business. The Company paid these amounts to Securian during the year ended May 31, 2003.

Effective November 1, 2002, a sister company of Securian began providing administrative and accounting services to the Company for $450 per month.

(4) Allocation of Profits and Losses

The Company will allocate profits according to the terms of the Limited Liability Agreement, with 95% allocated to Brown, Edwards & Company LLP, and 5% to Securian.

Net losses will be allocated based on the number of units owned by the respective members, not to exceed their capital balance.

B E FINANCIAL SOLUTIONS, LLC

Notes to Financial Statements, Continued

May 31, 2003

(4) Allocation of Profits and Losses, continued

In the event that additional capital is needed, Securian will contribute additional capital to the Company in accordance with the Standby Contribution Agreement, in an amount not to exceed $100,000. If an additional contribution is made, Securian will receive a 9% preferred interest allocation on the amount contributed.

(5) Income Taxes

The Company is a limited liability company and is being treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its owners based on each owner's distributive share.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At May 31, 2003, the Company had net capital and a net capital requirement of $26,102 and $5,000, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.13 to 1 at May 31, 2003.

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

Schedule 1

B E FINANCIAL SOLUTIONS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of May 31, 2003

Member's equity	$	27,229
Deduction: non-allowable asset		
Commissions receivable		(1,127)
Net capital before haircuts on securities		26,102
Haircuts on securities		0
Net capital	$	26,102
Total aggregate indebtedness	$	3,393
Net capital	$	26,102
Minimum capital required to be maintained (the greater of $5,000 or 1/8 of aggregate indebtedness of $3,393)		5,000
Net capital in excess of requirements	$	21,102
Ratio of aggregate indebtedness to net capital		.13 to 1

There were no differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 and the above computations.

See accompanying independent auditors' report



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
B E Financial Solutions, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of B E Financial Solutions, LLC (the Company) for the year ended May 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

July 3, 2003